

Mail Stop 3233

March 14, 2016

Via E-mail
Wenbin Chen
Chief Executive Officer
Yintech Investment Holdings Limited
12th Floor, Block B, Zhenhua Enterprise Plaza
No. 3261 Dongfang Road, Pudong District
Shanghai, 200125
People's Republic of China

> **Re:** **Yintech Investment Holdings Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 29, 2016**
> **CIK No. 0001661125**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Combined Financial Statements

Note 14. Dividend Distribution, page F-24

1. With respect to the RMB 831 million distributions in 2015 please explain to us how you considered SAB Topic 1.B.3.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Li He, Esq. (*via E-mail*)
        Davis Polk & Wardwell LLP